FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION NO: 333-74256

August 12, 2002

Dear Investor:

I want to take this opportunity to update you on the status of our organizational efforts. To date we have raised $10,359,750, which is well over the minimum level needed to capitalize United Commercial Bank (d/b/a Atlanta Business Bank). We have also obtained all necessary regulatory approvals except for the approval of the Federal Reserve, which is the only thing that prevents us from opening for business.

Our business strategy is to have the bank, United Commercial Bank, operate as a subsidiary of the bank holding company, UCB Financial Group, Inc., as outlined in the prospectus. Basically, in starting a bank, you have a choice to start the bank as a stand- alone bank, or use the holding company status. We felt the best long-term strategy was to have a holding company, so we proceeded to organize the bank to include the bank holding company, UCB Financial Group, Inc.

In order to obtain bank holding company status, approval must be received from the Federal Reserve, which we have not yet obtained. Since my last letter to you, it has become apparent that their approval process may be longer than first anticipated, delaying the opening of the bank for an unknown period of time. We have been notified that the delay is a result of background checks being done by the Federal Reserve on Serguei Kouzmine and Simon Shulov, two members of our Board of Directors who are of Russian origin. We are fortunate to have Messrs. Kouzmine and Shulov on our team as they bring to the table valuable knowledge and experience in the banking industry. However, because the necessary background checks conducted by the Federal Reserve on these individuals is a slow process and may take several months, as a Board, we feel that we need to take the actions necessary to get the bank open as soon as possible.

Specifically, we are considering opening as a stand-alone bank instead of as a holding company with a bank subsidiary. Should we elect this alternative, our application to organize into a bank holding company structure would continue to be processed by the Federal Reserve. In this situation, our investors would purchase common shares in the bank, United Commercial Bank, as opposed to purchasing common shares in the bank holding company, UCB Financial Group, Inc.

When the approval for the holding company comes through, the bank would likely reorganize into a holding company structure and all bank shareholders would receive holding company stock in exchange for their bank stock on a one-to-one basis. In accordance with corporate formalities, this reorganization would need to be approved by a two-thirds of the bank’s shareholders.

We are ready to open the bank. By opening as a stand-alone bank first, we will be able to open for business immediately. The bank would operate with the same business plan as outlined in the prospectus, and plan to change to holding company status upon approval. In order to proceed with these changes under guidelines provided by the Georgia Department of Banking and Finance, Messrs. Kouzmine and Shulov have agreed to temporarily come off the bank’s Board of Directors pending the results of the background checks that are currently in process. Ronney Henderson has been elected to serve as the bank’s Chairman. Also, as provided for in our February 14, 2002 prospectus, the Board of Directors has decided to extend the offering for 180 days beyond the original August 12, 2002 termination date.

In order for us to have the option to proceed with these changes to our organizational structure, it is necessary for our investors to consent to the proposal. We are requesting that you please execute the enclosed Consent and fax it back to my attention at (678) 742-9998 no later than August 16, 2002. Please also return the original in the self-addressed envelope that is provided. Again, we are ready to open the bank, and it is important that we open as soon as possible. Your prompt response would be greatly appreciated.

On behalf of our directors and management team let me say how much I appreciate your continued interest and support in UCB Financial Group, Inc. and United Commercial Bank (d/b/a Atlanta Business Bank). Please do not hesitate to let us know if you have any questions concerning this proposal or if we can be of any other service. I can be reached at (678) 742-9991. Ed Cooney, our CFO, can be reached at (678) 742-9992.

Best regards,

Ronnie L. Austin
President